Exhibit 99.2

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Condensed Consolidated Balance Sheets

September 30, 2011 (unaudited) and December 31, 2010 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except issued and outstanding share amounts)

	September	December
	30, 2011	31, 2010
ASSETS

CURRENT
Cash and cash equivalents	$16,876	$13,406
Accounts receivable	223,532	207,098
Other receivables	430	472
Prepaid expenses	28,986	27,254
Restricted cash	446	434
Other assets	1,038	1,928
	271,308	250,592

OTHER RECEIVABLES	458	806

FUNDED LANDFILL POST-CLOSURE COSTS (Note 12)	8,929	8,949

INTANGIBLES (Note 8)	273,440	272,082

GOODWILL (Note 9)	1,120,073	1,081,868

LANDFILL DEVELOPMENT ASSETS	14,019	12,174

DEFERRED FINANCING COSTS	21,407	21,157

CAPITAL ASSETS	763,752	758,287

LANDFILL ASSETS	953,886	975,691

INVESTMENT IN EQUITY ACCOUNTED INVESTEE (Note 15)	3,888	4,117

OTHER ASSETS	897	4,764
	$3,432,057	$3,390,487
LIABILITIES

CURRENT
Accounts payable	$108,959	$100,181
Accrued charges (Note 10)	125,236	136,629
Dividends payable	14,453	15,296
Income taxes payable	9,967	14,425
Deferred revenues	17,133	20,378
Current portion of long-term debt (Note 11)	1,500	1,500
Landfill closure and post-closure costs (Note 12)	6,223	8,229
Other liabilities	4,532	6,091
	288,003	302,729

LONG-TERM DEBT (Note 11)	1,315,098	1,258,159

LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 12)	100,845	90,010

OTHER LIABILITIES	8,672	7,329

DEFERRED INCOME TAXES	91,854	85,665
	1,804,472	1,743,892

SHAREHOLDERS’ EQUITY (Note 13)
Common shares (authorized - unlimited, issued and outstanding - 119,864,675 (December 31, 2010 - 121,429,737))	1,853,297	1,878,286
Restricted shares (issued and outstanding - 252,150 (December 31, 2010 - 277,150))	(5,353)	(5,169)
Additional paid in capital	2,711	7,092
Accumulated deficit	(147,143)	(188,972)
Accumulated other comprehensive loss	(75,927)	(44,642)
Total shareholders’ equity	1,627,585	1,646,595
	$3,432,057	$3,390,487

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Condensed Consolidated Statements of Operations and Comprehensive Income

For the periods ended September 30, 2011 and 2010 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income per share amounts)

	Three months ended		Nine months ended
	2011	2010	2011	2010

REVENUES	$490,522	$436,262	$1,382,884	$999,886
EXPENSES
OPERATING	294,475	259,075	820,784	584,712
SELLING, GENERAL AND ADMINISTRATION	51,437	55,701	160,422	136,679
RESTRUCTURING	73	3,792	1,198	3,792
AMORTIZATION	69,408	62,790	198,694	145,403
NET (GAIN) LOSS ON SALE OF CAPITAL ASSETS	(1,092)	50	(2,871)	(381)
OPERATING INCOME	76,221	54,854	204,657	129,681
INTEREST ON LONG-TERM DEBT	15,303	17,783	48,363	33,964
NET FOREIGN EXCHANGE (GAIN) LOSS	(51)	(40)	(83)	14
NET GAIN ON FINANCIAL INSTRUMENTS (Note 16)	(1,528)	(1,498)	(3,883)	(3,248)
OTHER EXPENSES	32	586	827	644
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS FROM EQUITY ACCOUNTED INVESTEE	62,465	38,023	159,433	98,307
INCOME TAX EXPENSE (Note 17)
Current	13,729	11,656	38,424	27,849
Deferred	8,357	2,356	20,899	9,856
	22,086	14,012	59,323	37,705
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	32	70	58	116
NET INCOME	40,347	23,941	100,052	60,486

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(44,594)	15,510	(25,840)	13,105
Derivatives designated as cash flow hedges, net of income tax $2,563 and $3,411 (2010 - ($668) and $27)	(4,767)	1,241	(6,340)	(98)
Settlement of derivatives designated as cash flow hedges, net of income tax ($78) and ($481) (2010 - $40 and $99)	147	(75)	895	(185)
COMPREHENSIVE (LOSS) INCOME	$(8,867)	$40,617	$68,767	$73,308

NET INCOME - CONTROLLING INTEREST	$40,347	$21,977	$100,052	$54,200
NET INCOME - NON-CONTROLLING INTEREST	$—	$1,964	$—	$6,286
COMPREHENSIVE (LOSS) INCOME - CONTROLLING INTEREST	$(8,867)	$37,285	$68,767	$66,110
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$—	$3,332	$—	$7,198

Net income per weighted average share, basic	$0.33	$0.20	$0.83	$0.59
Net income per weighted average share, diluted	$0.33	$0.20	$0.83	$0.59
Weighted average number of shares outstanding (thousands), basic	120,767	109,866	121,067	91,632
Weighted average number of shares outstanding (thousands), diluted	120,767	120,914	121,067	102,692

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Condensed Consolidated Statements of Cash Flows

For the periods ended September 30, 2011 and 2010 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Three months ended		Nine months ended
	2011	2010	2011	2010

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$40,347	$23,941	$100,052	$60,486
Items not affecting cash
Restricted share expense	1,028	568	1,381	1,398
Write-off of landfill development assets	—	290	—	290
Accretion of landfill closure and post-closure costs (Note 12)	1,271	1,030	3,816	2,792
Amortization of intangibles	12,877	11,152	36,977	24,434
Amortization of capital assets	33,145	30,980	97,745	70,019
Amortization of landfill assets	23,386	20,658	63,972	50,950
Interest on long-term debt (amortization of deferred financing costs)	1,640	1,985	4,355	3,410
Net (gain) loss on sale of capital assets	(1,092)	50	(2,871)	(381)
Net gain on financial instruments	(1,528)	(1,498)	(3,883)	(3,248)
Deferred income taxes	8,357	2,356	20,899	9,856
Net loss from equity accounted investee	32	70	58	116
Landfill closure and post-closure expenditures (Note 12)	(1,102)	(1,609)	(3,162)	(3,161)
Changes in non-cash working capital items	14,842	(42,015)	(38,850)	(43,767)
Cash generated from operating activities	133,203	47,958	280,489	173,194
INVESTING
Acquisitionsn net of cash acquired (Note 6)	(49,471)	(71,117)	(139,506)	(125,052)
Restricted cash deposits	—	(9)	(12)	(52)
Proceeds from other receivables	122	146	356	430
Funded landfill post-closure costs	(131)	(116)	(310)	(201)
Purchase of capital assets	(28,100)	(24,412)	(77,033)	(59,071)
Purchase of landfill assets	(18,776)	(11,595)	(39,659)	(25,540)
Proceeds from the sale of capital assets	1,754	1,982	5,204	2,672
Proceeds from asset divestitures (Note 7)	—	12,089	—	12,089
Investment in landfill development assets	(1,594)	(725)	(4,711)	(1,667)
Cash utilized in investing activities	(96,196)	(93,757)	(255,671)	(196,392)
FINANCING
Payment of deferred financing costs	(3,786)	(13,850)	(4,806)	(15,915)
Proceeds from long-term debt	94,550	897,686	331,163	997,551
Repayment of long-term debt	(86,861)	(830,492)	(257,630)	(924,517)
Common shares issued, net of issue costs	—	(144)	—	(156)
Proceeds from the exercise of stock options	—	3,741	855	3,741
Repurchase of common shares (Note 13)	(15,556)	—	(39,056)	—
Purchase of restricted shares	(4,226)	(1,241)	(4,226)	(1,241)
Dividends paid to share and participating preferred share holders	(15,408)	(11,240)	(46,431)	(33,824)
Cash (utilized in) generated from financing activities	(31,287)	44,460	(20,131)	25,639
Effect of foreign currency translation on cash and cash equivalents	(1,735)	581	(1,217)	22
NET CASH INFLOW (OUTFLOW)	3,985	(758)	3,470	2,463

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	12,891	8,212	13,406	4,991
CASH AND CASH EQUIVALENTS, END OF PERIOD	$16,876	$7,454	$16,876	$7,454

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$16,875	$7,451	$16,875	$7,451
Cash equivalents	1	3	1	3
	$16,876	$7,454	$16,876	$7,454

Cash paid during the period for:
Income taxes	$9,206	$17,044	$40,598	$23,465
Interest	$15,317	$14,637	$46,595	$30,494

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Condensed Consolidated Statement of Equity

For the three months ended September 30, 2011 and 2010 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

							Accumulated
							other
					Additional		comprehensive
		Common	Restricted	Treasury	paid in	Accumulated	loss
		shares	shares	shares	capital	deficit	(Note 13)	Total equity
Balance at June 30, 2011		$1,864,930	$(1,127)	$—	$1,683	$(168,249)	$(26,713)	$1,670,524
Net income						40,347		40,347
Dividends						(15,318)		(15,318)
Restricted shares purchased			(4,226)					(4,226)
Restricted share expense					1,028			1,028
Repurchase of common shares (Note 13)		(11,633)				(3,923)		(15,556)
Foreign currency translation adjustment							(44,594)	(44,594)
Derivatives designated as cash flow hedges, net of income tax							(4,767)	(4,767)
Settlement of derivatives designated as cash flow hedges, net of income tax							147	147
Balance at Setpember 30, 2011		$1,853,297	$(5,353)	$—	$2,711	$(147,143)	$(75,927)	$1,627,585

							Accumulated
							other
	Non-				Additional		comprehensive
	controlling	Common	Restricted	Treasury	paid in	Accumulated	loss
	interest	shares	shares	shares	capital	deficit	(Note 13)	Total equity
Balance at June 30, 2010	$230,302	$1,083,839	$(3,928)	$—	$2,948	$(202,582)	$(84,108)	$1,026,471
Net income	1,964					21,977		23,941
Dividends	(1,329)					(13,318)		(14,647)
Restricted share expense					568			568
Restricted shares purchased			(1,241)					(1,241)
Common shares issued, net of issue costs and income tax		551,606						551,606
Common shares issued on exercise of stock options		5,796			(2,055)			3,741
Stock options and warrants assumed on acquisition					4,950			4,950
Stock based compensation					257			257
Foreign currency translation adjustment	1,272						14,238	15,510
Commodity swaps designated as cash flow hedges, net of income tax	132						1,109	1,241
Settlement of commodity swaps designated as cash flow hedges, net of income tax	(36)						(39)	(75)
Balance at September 30, 2010	$232,305	$1,641,241	$(5,169)	$—	$6,668	$(193,923)	$(68,800)	$1,612,322

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Condensed Consolidated Statement of Equity

For the nine months ended September 30, 2011 and 2010 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

							Accumulated
							other
					Additional		comprehensive
		Common	Restricted	Treasury	paid in	Accumulated	loss
		shares	shares	shares	capital	deficit	(Note 13)	Total equity
Balance at December 31, 2010		$1,878,286	$(5,169)	$—	$7,092	$(188,972)	$(44,642)	$1,646,595
Net income						100,052		100,052
Dividends						(46,228)		(46,228)
Restricted shares purchased			(4,226)					(4,226)
Restricted share expense					1,381			1,381
Vesting of restricted shares			4,042		(4,042)			—
Common shares issued on exercise of stock options		1,322			(467)			855
Common shares issued on exercise of warrants (Note 13)		750			(1,253)			(503)
Common shares acquired by U.S. long-term incentive plan (“LTIP”)				(3,188)				(3,188)
Deferred compensation obligation				3,188				3,188
Repurchase of common shares (Note 13)		(27,061)				(11,995)		(39,056)
Foreign currency translation adjustment							(25,840)	(25,840)
Derivatives designated as cash flow hedges, net of income tax							(6,340)	(6,340)
Settlement of derivatives designated as cash flow hedges, net of income tax							895	895
Balance at September 30, 2011		$1,853,297	$(5,353)	$—	$2,711	$(147,143)	$(75,927)	$1,627,585

							Accumulated
							other
	Non-				Additional		comprehensive
	controlling	Common	Restricted	Treasury	paid in	Accumulated	loss
	interest	shares	shares	shares	capital	deficit	(Note 13)	Total equity
Balance at December 31, 2009	$230,014	$1,082,950	$(3,928)	$—	$2,118	$(214,898)	$(80,710)	$1,015,546
Net income	6,286					54,200		60,486
Dividends	(4,006)					(33,225)		(37,231)
Restricted share expense					1,398			1,398
Restricted shares purchased			(1,241)					(1,241)
Common shares issued, net of issue costs and income tax		551,594						551,594
Common shares issued on exercise of stock options		5,796			(2,055)			3,741
Common shares issued on exchange of participating preferred shares (“PPSs”), net of issue costs	(901)	901						—
Common shares acquired by U.S. LTIP				(2,153)				(2,153)
Deferred compensation obligation				2,153				2,153
Stock options and warrants assumed on acquisition					4,950			4,950
Stock based compensation					257			257
Foreign currency translation adjustment	987						12,118	13,105
Commodity swaps designated as cash flow hedges, net of income tax	(26)						(72)	(98)
Settlement of commodity swaps designated as cash flow hedges, net of income tax	(49)						(136)	(185)
Balance at September 30, 2010	$232,305	$1,641,241	$(5,169)	$—	$6,668	$(193,923)	$(68,800)	$1,612,322

 The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the periods ended September 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

1.              Organization

Effective May 2, 2011, Progressive Waste Solutions Ltd. (the “Company”) amalgamated with its parent IESI-BFC Ltd. (“IESI-BFC”) and continued operating as Progressive Waste Solutions Ltd.  The Company was incorporated on May 20, 2009 under the provisions of the Business Corporations Act (Ontario).

The Company, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the south and northeast U.S.

2.              Reporting Currency

The Company has elected to report its financial results in U.S. dollars to improve the comparability of its financial information with its peers.  Reporting its financial results in U.S. dollars also reduces foreign currency fluctuations in the Company’s reported amounts because the Company’s collection of assets and its operations are larger in the U.S than they are in Canada.  The Company remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar.  As a result, the Company’s financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars using the current rate method of accounting.  The Company’s consolidated Canadian dollar financial position is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Company’s consolidated Canadian dollar results of operations and cash flows are translated to U.S dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss.  Translating the Company’s U.S. segment financial position, results of operations and cash flows into Canadian dollars, the Company’s functional currency, and re-translating these amounts to U.S. dollars, the Company’s reporting currency, has no translation impact on the Company’s consolidated financial statements.  Accordingly, U.S. segment results retain their original values when expressed in the Company’s reporting currency.

3.              Interim Financial Statements

The unaudited interim condensed consolidated financial statements (“financial statements”) do not conform in all respects to the annual requirements of accounting principles generally accepted in the U.S. (“U.S. GAAP”).  Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2010.  These financial statements have been prepared by management in accordance with U.S. GAAP applicable to interim financial statements and follow the same accounting policies and methods in their application as the most recent audited consolidated financial statements.  In management’s opinion, these financial statements include all normal recurring adjustments necessary for the fair presentation of the Company’s financial position, its results of operations and cash flows, for the periods presented.

4.              Summary of Significant Accounting Policies

These financial statements have been prepared in conformity with U.S. GAAP, are stated in U.S. dollars, and have been prepared applying the same accounting policies disclosed in Note 3 to the December 31, 2010 audited consolidated financial statements, except as outlined in Note 5 to these financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the periods ended September 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

5.              Changes in Accounting Policies

Improving Fair Value Measurements and Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued additional disclosure guidance aimed at improving fair value measurements and disclosures.  This amending guidance sets forth new disclosures which include the following: disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurement categories accompanied by a description of the reasons for the transfers, a reconciliation of fair value measurements for items included in Level 3, presenting separately information about purchases, sales, issuances and settlements on a gross rather than net basis, disclosure of fair value measurements for each class of assets and liabilities, and disclosure of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements (Level 2 and Level 3).  For the Company, this guidance was effective January 1, 2010, except for the disclosure of purchases, sales, issuances and settlements in the reconciliation for Level 3 fair value measurements, which became effective January 1, 2011.  This guidance did not have a significant impact on the Company’s financial statements.

Disclosure of Supplementary Pro Forma Information for Business Combinations

In December 2010, FASB issued additional business combinations guidance for the disclosure of pro forma revenue and earnings.  The additional guidance specifies that if a public entity presents comparative financial statements, the entity should only disclose pro forma revenue and earnings of the combined entity for the business combination(s) that occurred during the current year as if they had occurred at the beginning of the reporting period in the comparative year.  The amendments also expand the supplemental pro forma disclosures which requires a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in reported pro forma revenue and earnings.   For the Company, this guidance became effective prospectively for business combinations occurring on or after January 1, 2011 and early adoption was permitted.  This guidance did not have a significant impact on the Company’s financial statements.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”)

In May 2011, FASB issued amendments to change the wording used to describe the requirements of U.S. GAAP for measuring fair value and for disclosing information about fair value measurements, including enhanced disclosures about the assumptions used in fair value measurements.  These amendments result in common fair value measurement and disclosure requirements between U.S. GAAP and IFRS.  The amendments are applicable prospectively.  For the Company, this guidance is effective January 1, 2012 and early adoption is not permitted.  This guidance is not expected to have a significant impact on the Company’s financial statements.

Presentation of Comprehensive Income

In June 2011, FASB issued amendments to the presentation of comprehensive income.  The amendments give an entity the option to present comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  In both instances, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income.  An entity is also required to present on the face of the financial statements adjustments for items reclassified from other comprehensive income to net income and present these adjustments with the components of net income and other comprehensive income.  The amendments are to be applied retrospectively and are effective for the Company on January 1, 2012.  Early adoption is permitted.  This guidance is not expected to have a significant impact on the Company’s financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the periods ended September 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Intangibles — Goodwill and Other: Testing Goodwill for Impairment

In September 2011, FASB issued amendments to the testing of goodwill for impairment.  The amendment provides an entity with the option to qualitatively assess factors to determine if it is more likely than not that the fair value of a reporting unit exceeds its carrying amount.  If an entity’s qualitative assessment concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, then the entity is not required to perform step one of the two-step impairment test.  However, if an entity’s assessment concludes otherwise, the entity is required to perform the first step of the two-step impairment test which requires the entity to calculate the fair value of the reporting unit and compare it to its carrying amount.  The amendments also provide the entity with the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step impairment test.  An entity may resume the qualitative assessment in any subsequent period.  The amendments are effective for the Company’s annual and, if necessary, interim impairment tests performed after December 31, 2011.  This guidance is not expected to have a significant impact on the Company’s financial statements.

6.              Acquisitions

For the nine months ended September 30, 2011, the Company acquired all of the issued and outstanding shares of one waste collection company in Canada and one in the U.S. south and all of the waste collection assets, including various current assets and liabilities, of six waste collection companies in the U.S. south, three in the U.S. northeast, and two in Canada, for a total of 11 acquisitions, each of which constitute a business.

For the nine months ended September 30, 2010, the Company acquired all of the issued and outstanding common shares of one waste collection company in the U.S. south and all of the waste collection assets, including various current assets and liabilities, of eight waste management companies, one in Canada, six in the U.S. south and one in the U.S. northeast, for a total of nine acquisitions, each of which constitutes a business.

The Company considers each of these acquisitions “tuck-ins”.  Tuck-ins represent the acquisition of solid waste collection and or disposal assets in markets where the Company has existing operations.  Goodwill arising from these tuck-in acquisitions is largely attributable to assembled workforces and to expected synergies resulting from personnel and operating overhead reductions, disposal advantages or the employment of market focused strategies.  Pro forma revenues and net income for these acquisitions have not been disclosed as the acquired companies are immaterial both individually and in the aggregate.  The allocations of certain purchase prices are absent final fair value adjustments.  The results of these acquisitions have been included in the financial statements of the Company from their dates of closing.

Payment of contingent consideration, for acquisitions completed prior to 2009, resulting from meeting various business performance targets is also subject to final adjustment.  Final fair value adjustments occurring during the measurement period that change the fair value of certain assets or liabilities are recorded to the original purchase price allocation.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the periods ended September 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Cash consideration paid for tuck-in acquisitions, and the preliminary fair value allocations to net assets acquired, is as follows:

	Nine months ended September 30
	2011	2010

Consideration
Cash, including holdbacks (as applicable)	$147,992	$126,890

Net assets acquired
Accounts receivable	6,142	10,928
Intangibles (Note 8)	42,560	43,983
Goodwill (Note 9)	51,019	40,045
Capital assets	43,317	50,488
Accounts payable	(5,205)	(6,057)
Landfill closure and post-closure costs	—	(827)
Deferred income taxes	10,159	(11,670)
Total net assets acquired	$147,992	$126,890

Consideration by segment (including holdbacks (as applicable))
Canada	$3,602	$48,782
U.S. south	128,501	72,008
U.S. northeast	15,889	6,100
Total consideration	$147,992	$126,890

Goodwill recorded by segment
Canada	$2,139	$1,381
U.S. south	41,927	37,123
U.S. northeast	6,953	1,541
Total goodwill	$51,019	$40,045

Goodwill amounting to $45,357 (2010 - $12,210) is deductible for tax purposes.

In connection with a share acquisition completed in the third quarter of 2010, the Company has subsequently elected under section 338(h)(10) of the Internal Revenue Code to treat the acquisition as a deemed sale of assets for tax purposes.  In this regard, the Company has borne the tax burden accruing to the seller as a result of the election after determining that the present value of the future tax savings exceeds the cost payable to the seller for the step-up in basis.  Accordingly, during the period ending September 30, 2011 the Company paid the seller an additional $5,237 of cash consideration and recognized a $6,433 reduction to recorded goodwill and an increase in deferred tax assets of $11,670.  These amounts are included in the table above.

Investment in equity accounted investee

On January 4, 2010, the Company acquired a fifty percent equity interest in each of two waste management companies in Canada.  The Company applied the equity method of accounting for its interests in these two companies and considers this acquisition to be a “tuck-in”.  Goodwill arising from this acquisition is largely attributable to leveraging management, customers and processes to strengthen and grow each business, or certain portions thereof, beyond which each was capable of achieving had they operated separately.

Equity investment income or loss from this acquisition has been included in the Company’s financial statements from its date of closing.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the periods ended September 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Cash consideration paid by the Company for its fifty percent ownership interest and its allocation to the fair value of net assets acquired is as follows:

September 30
2010

Consideration
Cash	$3,332

Net assets acquired
Accounts receivable	253
Intangibles	1,936
Goodwill	1,144
Capital assets	1,542
Accounts payable	(276)
Long-term debt	(759)
Deferred income taxes	(508)
Total net assets acquired	$3,332

At the date of acquisition the net book value of the net assets in the equity investee was $784 and goodwill amounting to $1,144 was not deductible for tax purposes.

Aggregate cash consideration

For the three and nine months ended September 30, 2011, aggregate cash consideration amounted to $49,441 and $139,413, respectively (2010 - $75,051 and $128,744), which excludes holdbacks and cash payments due to sellers for achieving various business performance targets.

Transaction costs for acquisitions are included in selling, general and administration expense for the three and nine months ended September 30, 2011 and amount to $966 and $1,739, respectively (2010 - $2,084 and $1,085)

Contingent consideration

Contingent consideration paid in respect of acquisitions consummated prior to January 1, 2009 totaled $30 (2010 - $123) and $93 (2010 - $365) for the three and nine months ended September 30, 2011, respectively.

The Company typically holds back the payment of certain amounts due to sellers subject to meeting various business performance conditions.  These conditions are generally short term in nature and the Company has assessed the fair value of its obligation as the full amount of the hold back.  In certain circumstances, the Company has also agreed to pay sellers additional amounts for meeting certain business performance targets which are longer in term.  The Company has assessed the fair value of its obligation as the full amount of the additional consideration it expects to pay discounted back to the date of acquisition.  Holdback and additional amounts payable total $8,579 as at September 30, 2011 (December 31, 2010 - $245).

Waste Services, Inc. (“WSI”)

Effective July 2, 2010, the Company acquired all the issued and outstanding common shares of WSI in return for common shares in the Company.  All WSI common stock outstanding at the date of acquisition was cancelled, extinguished and automatically converted into the right to receive 0.5833 common shares of the Company and cash resulting from fractional shares.  The Company issued 27,971 shares of its common stock as consideration.

The fair value of consideration was calculated using the opening market price of the Company’s common shares quoted on the Toronto Stock Exchange (“TSX”) on July 2, 2010 multiplied by the total common shares issued to WSI stockholders.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the periods ended September 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Outstanding warrants and stock options issued by WSI which were outstanding on July 2, 2010 were assumed by the Company.  These warrants and stock options were fair valued using the Black-Scholes-Merton option pricing model which requires the input of highly subjective assumptions. These assumptions include the estimated length of time holders of these instruments will retain their warrants or options before exercising them and the expected volatility of the Company’s share price over the anticipated term to exercise. Significant assumptions include the following: volatility 23.18% to 46.58%, expected life 0.33 years to 5.71 years, dividend yield 2.38% and a risk free interest rate of 0.24% to 3.07%.  Warrants and stock options form a portion of consideration in the purchase price allocation.

The Company executed this transaction pursuant to its strategy to growth through acquisition.  Specifically, the Company believes that the acquisition provided it with the opportunity to diversify its business across both U.S. and Canadian markets, customer segments and service lines.  In addition, the transaction enabled the Company to increase internalization in its Canadian and U.S. northeast markets.  Goodwill arising from the acquisition is attributable to WSI’s assembled workforce and to synergies resulting from personnel and operating overhead reductions, disposal advantages, expected future earnings, and the employment of market focused strategies.

An independent firm was engaged to assist management in preparing the purchase price allocation.  The purchase price allocation is as follows:

Consideration
Common shares	$551,750
Warrants and stock options assumed	4,950
Cash for fractional shares	2
Total consideration	$556,702

Net assets acquired
Cash	$4,057
Accounts receivable (net of allowance for doubtful accounts $292)	50,613
Prepaid expenses	9,498
Income taxes recoverable	1,688
Net assets held for sale (Note 7)	22,983
Intangibles (Note 8)	143,297
Goodwill (Note 9)	363,339
Landfill development assets	1,277
Capital assets	234,769
Landfill assets	187,227
Accounts payable	(26,711)
Accrued charges	(59,223)
Deferred revenues	(3,844)
Long-term debt	(387,675)
Landfill closure and post-closure costs	(14,558)
Other liabilities-long-term	(4,361)
Deferred income taxes	34,326
Total net assets acquired	$556,702

Goodwill recorded by segment
Canada	$293,669
U.S. south	69,670
Total goodwill	$363,339

WSI’s contributions to the Company’s results are included in the consolidated statement of operations and comprehensive income since the date of acquisition and are included in the Company’s Canadian and U.S. south segments.  The Company accounted for this acquisition applying the acquisition method of accounting.  Goodwill amounting to $69,670 is deductible for tax purposes.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the periods ended September 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The following unaudited pro forma results of operations assume the Company acquired WSI on January 1, 2009.  The pro forma results further reflect divestitures required by the Canadian Competition Bureau consent agreement:

Nine months ended September 30, 2010
(unaudited)

Revenues	$1,230,397
Net income	$60,754
Net income per weighted average share, basic and diluted	$0.50

The unaudited pro forma results may not be indicative of the results that would have occurred if the transaction had been in effect on January 1, 2009 or of the operating results that may be realized in the future.  The Company’s integration of certain WSI operations with its own in Canada makes the determination and isolation of WSI’s contributions to revenues and net income impracticable.

Transaction costs for this acquisition are included in selling, general and administration expense for the nine months ended September 30, 2010 and amount to $5,089.

7.              Divested Assets

In accordance with the consent agreement between the Company and the Canadian Competition Bureau, the Company was required to divest of certain WSI acquired commercial customer contracts and equipment in five Canadian markets, which included Calgary, Edmonton, Hamilton, Ottawa and Barrie.  In total, this represented approximately 18,500 Canadian dollars (“C$”) of annualized revenue.  The Company was also required to divest of one duplicate transfer station in Hamilton.  During the period ended September 30, 2010, certain assets in Calgary and Ottawa were divested of for total proceeds of C$12,523. The remaining assets were divested of for total proceeds of C$11,945 during the period ended December 31, 2010.

Net assets held for sale were recorded at their estimated fair values less cost to sell at July 2, 2010.

Net assets held for sale at the date the Company acquired WSI were as follows:

July 2,
2010

Accounts receivable	$2,276
Prepaid expenses	7
Intangibles	10,092
Goodwill	9,558
Capital assets	4,234
Deferred revenues	(580)
Deferred income taxes	(2,604)
Total net assets held for sale	$22,983

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the periods ended September 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

8.              Intangibles

	September 30, 2011
					Weighted
					average
					amortization
		Accumulated			period of
	Cost	amortization	Net book value	Additions	additions

Customer collection contracts	$221,706	$126,117	$95,589	$12,658	3.40
Customer lists	208,821	71,949	136,872	22,447	7.40
Non-competition agreements	24,682	13,237	11,445	7,123	4.00
Transfer station permits	27,039	4,870	22,169	250	20.00
Trade-names	10,472	3,107	7,365	82	2.00
	$492,720	$219,280	$273,440	$42,560

		December 31, 2010		September 30, 2010
					Weighted
					average
					amortization
		Accumulated			period of
	Cost	amortization	Net book value	Additions	additions

Customer collection contracts	$210,032	$117,903	$92,129	$87,351	9.20
Customer lists	193,821	54,375	139,446	73,702	7.80
Non-competition agreements	17,560	9,368	8,192	4,350	4.57
Transfer station permits	27,893	4,010	23,883	13,835	20.00
Trade-names	10,619	2,187	8,432	8,042	6.67
	$459,925	$187,843	$272,082	$187,280

Estimated remaining intangible amortization expense in each of the five succeeding years, or part thereof in the case of 2011, and thereafter is as follows:

2011	$12,985
2012	49,590
2013	44,836
2014	39,833
2015	32,192
There after	94,004
$273,440

9.              Goodwill

The following table outlines the changes in goodwill.

		September 30
	2011	2010

Goodwill, beginning of year	$1,081,868	$630,470
Goodwill recognized on acquisitions completed, during the period	51,019	403,384
Goodwill recognized in respect of prior period acquisitions, during the period	3,308	3,635
Foreign currency exchange adjustment, during the period	(16,122)	7,775
Goodwill, end of period	$1,120,073	$1,045,264

Goodwill arising from accrued contingent consideration, for acquisitions consummated prior to January 1, 2009, in the nine months ending September 30, 2011, amounted to $nil (2010 - $3,270).  Adjustments to preliminary fair value allocations resulted in a $3,215 (2010 - $nil) increase to goodwill.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the periods ended September 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company has not recognized any goodwill impairment charges in the nine months ended September 30, 2011 or in the year ended December 31, 2010.  In addition, the Company has not disposed of any goodwill in these periods except the goodwill attributable to divested assets as required by the Canadian Competition Bureau related to the Company’s acquisition of WSI during 2010.

FASB’s guidance on intangibles — goodwill and other, addresses, amongst other things, the considerations and steps an entity is required to undertake to test goodwill for impairment.  Goodwill impairment is a two step test.  The first step requires the Company to compare the fair value of its reporting units to their carrying amounts.  The guidance also requires that goodwill of a reporting unit should be tested between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.  The Company conducted its annual test for impairment in April 2011 and concluded, at that time, that the fair value of its U.S. northeast reporting unit was in excess of its carrying amount, recognizing that the margin of excess wasn’t significant.  Since April, the Company’s U.S. northeast business has been subject to an economic environment that has weakened and where competition remains strong.  Accordingly, these deteriorating economic conditions and competition represent a change in business climate that the Company wasn’t anticipating, nor did it foresee or reflect in the step one test for impairment in April.  The Company has re-performed step one of the goodwill impairment test as of September 30, 2011 and has reached the conclusion that the carrying amount of the U.S. northeast reporting unit is in excess of its fair value.  The Company has also concluded that in light of the weak economic outlook that it is more likely than not that impairment exists.  As a result, the Company is commissioning a third party to assist with step two of the goodwill impairment test.  Step two of the impairment test compares the implied fair value of the reporting units’ goodwill with the carrying amount of that goodwill.  The implied fair value of the reporting units’ goodwill is determined in the same manner as goodwill is determined in a business combination.  Since the Company has not completed the second step of the test, and many of the assets and liabilities attributable to the U.S. northeast are not recorded at fair value, it is not in a position to supply a reasonable estimate, or estimated range, of impairment, if any.  Accordingly, the Company has not estimated or recorded any impairment in the financial statements for the period ended September 30, 2011.  The Company anticipates completing the second step of the impairment test in the fourth quarter of 2011 and the resulting impairment loss, if any, will be charged against net income in that period.  If an impairment loss results from step two of the impairment test, the loss may be material to the results of the Company’s results of operations for the fourth quarter and year ending December 31, 2011.

10.       Accrued Charges

Accrued charges are comprised of the following:

	September 30,	December 31,
	2011	2010

Insurance	$26,414	$25,753
Payroll and related costs	31,417	39,353
Franchise and royalty fees	7,585	5,249
Interest	5,360	7,120
Provincial and state sales taxes	7,042	6,069
Acquisition and related costs	9,348	9,100
Environmental surcharges	7,581	7,660
Property taxes	4,013	642
Share based compensation (Note 14)	6,279	10,697
Other	20,197	24,986
Accrued charges	$125,236	$136,629

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the periods ended September 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

11.       Long-Term Debt

In December 2010, the Company exercised a portion of the accordion feature available on its Amended and Restated Senior Secured Revolving Credit Facility (the “U.S. facility”) on behalf of IESI Corporation (“IESI”), a wholly owned subsidiary of the Company.  Accordingly, the size of the U.S. credit facility increased by $127,500 to $1,077,500 and was effective January 13, 2011.  The accordion feature remaining on the U.S. facility declined by a similar amount.

Effective July 7, 2011, the Company entered into a second amendment to its U.S. facility.  Entering into the second amendment increased the total commitment to $1,377,500, which is up from $1,250,000.  Available lending under the amended U.S. facility is $1,122,500, up $45,000 from $1,077,500, and the facility has an accordion feature equal to $255,000.  Financial covenants remained principally unchanged.  However, the amended U.S. facility permits a maximum total funded debt to rolling four-quarter EBITDA ratio of 4.5 times and a maximum senior secured debt to rolling four-quarter EBITDA ratio of 3.5 times should the Company borrow an amount no less than $150,000 and loan these borrowings to IESI.  In addition, the restriction precluding IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times increased to 4.4 times should IESI receive monies from Company borrowings.  The amended U.S. facility was also modified to allow IESI to be in compliance with the requirement to maintain interest rate hedges at fixed rates for at least 40% of total funded debt so long as its’ in place interest rate hedges are not more than $10,000 under than the hedging requirement at the 40% test.  This test is performed quarterly.

Pricing declined on advances drawn under the U.S. facility by 75 basis points.  Pricing ranges from 175 to 250 basis points over LIBOR for borrowings on LIBOR and 75 to 150 basis points over bank prime for prime rate advances.  Pricing on financial letters of credit are 175 to 250 basis points which represents a decline of 75 basis points from previous pricing points.  Fronting fees of 12.5 basis points on financial letters of credit are payable at all pricing levels.  Standby fees declined by 12.5 basis points and range from 25 to 50 basis points.  All other significant terms remain unchanged.

Effective July 15, 2011, the Company entered into an Amending Agreement to its Sixth Amended and Restated Credit Agreement (the “Canadian facility”) in Canada on behalf of BFI Canada Inc. (“BFI”), a wholly owned subsidiary of the Company.  Pricing on advances drawn on the facility declined by 62.5 basis points.  Pricing ranges from 50 to 175 basis points over bank prime for borrowings on prime and 150 to 275 basis points over Bankers’ Acceptances (“BAs”) for borrowings on BAs.  Pricing on financial letters of credit decreased by similar amounts and pricing ranges from 150 to 275 basis points.  Standby fees declined between 15 and 17.5 basis points, and pricing ranges from 37.5 to 68.8 basis points, while non-financial letters of credit decreased between 41.3 and 41.7 basis points.  All other significant terms remain unchanged.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the periods ended September 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

12.       Landfill Closure and Post-Closure Costs

The tables below outline key assumptions used to determine the value of landfill closure and post-closure costs. The tables also outline the expected timing of undiscounted landfill closure and post-closure expenditures and the changes to landfill closure and post-closure costs between periods.

September
30, 2011
Fair value of legally restricted assets	$8,929
Undiscounted closure and post-closure costs	$588,620
Credit adjusted risk free rates - Canadian segment landfills	5.4% - 9.5%
Credit adjusted risk free rates - U.S. segment landfills	5.7% - 7.2%
Expected timing of undiscounted landfill closure and post-closure expenditures
2011	$6,223
2012	9,588
2013	15,512
2014	9,855
2015	7,580
There after	539,862
$588,620

	Three months ended September 30
	2011	2010

Landfill closure and post-closure costs, beginning of period	$105,416	$73,807
Provision for landfill closure and post-closure costs, during the period	3,449	3,055
Accretion of landfill closure and post-closure costs , during the period	1,271	1,030
Landfill closure and post-closure expenditures, during the period	(1,102)	(1,609)
Landfill closure and post-closure costs acquired, during the period	—	15,385
Foreign currency translation adjustment, during the period	(1,966)	535
	107,068	92,203
Less current portion of landfill closure and post-closure costs	6,223	4,812
Landfill closure and post-closure costs, end of period	$100,845	$87,391

	Nine months ended September 30
	2011	2010

Landfill closure and post-closure costs, beginning of year	$98,239	$69,708
Provision for landfill closure and post-closure costs, during the period	9,361	7,121
Accretion of landfill closure and post-closure costs, during the period	3,816	2,792
Landfill closure and post-closure expenditures, during the period	(3,162)	(3,161)
Landfill closure and post-closure costs acquired, during the period	—	15,385
Revisions to estimated cash flows, during the period	25	—
Foreign currency translation adjustment, during the period	(1,211)	358
	107,068	92,203
Less current portion of landfill closure and post-closure costs	6,223	4,812
Landfill closure and post-closure costs, end of period	$100,845	$87,391

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the periods ended September 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

13.       Shareholders’ Equity

Repurchase of common shares

On March 29, 2011, in connection with the secondary offering of 10,906 common shares held by TC Carting III, L.L.C., an affiliate of Thayer | Hidden Creek Partners, L.L.C., the Company agreed to purchase from the underwriters 1,000 common shares in the secondary offering, at the same public offering price of $23.50 per share at a total cost of $23,500.  The common shares were cancelled and no longer remain outstanding.

Normal course issuer bid

Effective August 19, 2011, the Company received approval to commence a normal course issuer bid to purchase up to 4,000 of the Company’s common shares.  Daily purchases are limited to a maximum of 47.833 shares on the TSX.  Once a week, the Company is permitted to purchase a block of common shares which can exceed the daily purchase limit, as long as the block is not owned by an insider.  All shares purchased will be cancelled.  For the period August 19, 2011 through September 30, 2011, 709 common shares were purchased and cancelled at a total cost of $15,556.  As of October 25, 2011, an additional 259 common shares have been purchased for cancellation.

Accumulated other comprehensive loss

Accumulated other comprehensive loss, is comprised of accumulated foreign currency translation adjustments, including accumulated exchange gains or losses on intangibles, goodwill and capital and landfill assets, partially offset by accumulated exchange losses or gains on long-term debt, landfill closure and post-closure costs, and deferred income tax liabilities.  Accumulated other comprehensive loss also includes gains or losses recognized on the effective portion of derivatives designated as cash flow hedges, net of income tax and settlements.

		Derivatives
		designated as
	Foreign	cash flow	Accumulated
	currency	hedges, net of	other
	translation	income tax and	comprehensive
	adjustment	settlements	loss
Three months ended September 30, 2011
Balance, beginning of period	$(28,720)	$2,007	$(26,713)
Change, during the period	(44,594)	(4,620)	(49,214)
Balance, end of period	$(73,314)	$(2,613)	$(75,927)

Three months ended September 30, 2010
Balance, beginning of period	$(83,659)	$(449)	$(84,108)
Change, during the period	14,238	1,070	15,308
Balance, end of period	$(69,421)	$621	$(68,800)

		Derivatives
		designated as
	Foreign	cash flow	Accumulated
	currency	hedges, net of	other
	translation	income tax and	comprehensive
	adjustment	settlements	loss
Nine months ended September 30, 2011
Balance, beginning of year	$(47,474)	$2,832	$(44,642)
Change, during the period	(25,840)	(5,445)	(31,285)
Balance, end of period	$(73,314)	$(2,613)	$(75,927)

Nine months ended September 30, 2010
Balance, beginning of year	$(81,539)	$829	$(80,710)
Change, during the period	12,118	(208)	11,910
Balance, end of period	$(69,421)	$621	$(68,800)

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the periods ended September 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Net income per share

The following table presents net income and net income attributable to common shareholders and reconciles the weighted average number of shares outstanding at September 30, 2011 and 2010 for the purpose of computing basic and diluted net income per share.

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010

Net income	$40,347	$23,941	$100,052	$60,486
Net income attributable to common shareholders	$40,347	$21,977	$100,052	$54,200

Weighted average number of shares, basic	120,767	109,866	121,067	91,632
Dilutive effect of participating preferred share (“PPS”) equivalents (9)	—	11,048	—	11,060
Weighted average number of shares, diluted	120,767	120,914	121,067	102,692
Net income per weighted average share, basic	$0.33	$0.20	$0.83	$0.59
Net income per weighted average share, diluted	$0.33	$0.20	$0.83	$0.59
Issued and outstanding share based options (thousands)	2,594	2,483	2,594	2,483

Note:

(9)          PPSs issued by IESI were exchangeable for common shares of the Company on a one for one hundred basis.  “PPS equivalents” refers to the number of shares that were issuable by the Company upon each PPS exchange.   Effective December 31, 2010, all PPS equivalents were exchanged for common shares of the Company.

Share based options are anti-dilutive to the calculation of net income per share and have been excluded from the calculation.

Non-controlling interest

Pursuant to certain mandatory PPS exchange provisions, all remaining outstanding PPS equivalents were exchanged for common shares of the Company on December 31, 2010.  For the nine months ended September 30, 2010, 47 PPS equivalents were exchanged for common shares of the Company.

Warrants

	Number of	Weighted
	common shares	average
	issuable	exercise price
Outstanding, beginning of year	194	$13.89
Exercised, during the period	(194)	(13.89)
Expired, during the period	—	—
Outstanding, end of period	—	$—

As of September 30, 2011, all warrants have been exercised.  The warrants were exercised in a cashless conversion and resulted in the Company issuing 67 of its’ common shares.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the periods ended September 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

14.  Share Based Compensation

Compensation expense or recovery resulting from fair value changes in share based options are recorded to selling, general and administration expense on the condensed consolidated statement of operations and comprehensive income.  For the three and nine months ended September 30, 2011 share based compensation (recovery) expense amounted to ($5,643) and ($4,123), respectively (2010 — $2,730 and $6,170, respectively).  In addition, as of September 30, 2011, unrecognized compensation cost for share based compensation totaled $nil (December 31, 2010 - $1,084).  At September 30, 2011, $6,279 (December 31, 2010 - $10,697) is accrued.

Restricted share expense is recorded to selling, general and administration expense on the condensed consolidated statement of operations and comprehensive income.  For the three and nine months ended September 30, 2011 restricted share expense amounted to $1,028 and $1,381 (2010 - $568 and $1,398), respectively.

15.  Related Party Transactions

Related party agreements

The Company leases office space which is owned by one of its directors.  The lease commenced in 2004 and has a lease term of ten and a half years, with a right to extend for a further five years.  The cost of the lease approximates C$300 annually.  The Company has sublet this lease for a portion of the annual lease cost.

The father-in-law of a former Company Executive was employed by Waste Services, Inc. until his retirement in October 2008.  As partial consideration for his retirement he received C$400 in 2010 and will receive C$100 for each year thereafter until his death.

Equity accounted investee

The Company’s fifty percent ownership interest investment in its equity investee is with a related party.  The remaining fifty percent is owned by two trusts.  The brother of the Company’s Vice Chairman and Chief Executive Officer serves as a trustee for both trusts and the Company’s Vice Chairman and Chief Executive Officer serves as a trustee for one of the two trusts.  The Company exercises joint control over its equity investment through its fifty percent ownership interest.  The Company’s fifty percent ownership interest grants it authority to nominate fifty percent of the directors to the board of the investee.  The Chairperson of the investee’s Board of Directors cannot be nominated by the Company.  In addition, the Chairperson cannot be a member of the Company’s Board of Directors.  The Chairperson of the investee is entitled to cast a second vote in the event of a tie amongst its board.  Certain matters are beyond the control of the investee’s board and reside with its shareholders.  These matters are generally related to certain financing, board composition, the sharing of profits and material business changes.

Transactions between the Company and its investee have all been transacted in the normal course of business.  These transactions are generally the result of the investee billing the Company for services it provides to the Company.  In turn, the Company bills its customers for this service which is measured at the exchange amount.  Transactions between the Company and its investee only reflect the Company’s share of the transactions.  The Company incurred $121 and $231 (2010 - $37 and $74) of charges for the three and nine months ended September 30, 2011, respectively from its equity investee which are recorded to operating expenses.  A total of $nil (December 31, 2010 - $22) is included in accounts payable at September 30, 2011 for amounts owing to the Company’s equity investee.

On December 6, 2010, the Company received an unsecured promissory note from its equity accounted investee for C$750.  The promissory note is repayable on demand with no fixed term to maturity.  Interest on the note accrues at a rate equal to the greater of 5.5%, or the rate which is equal to bank prime plus 2.0% per annum calculated annually, not in advance and payable on maturity.  The promissory note may be repaid, in whole or in part, at any time, subject to certain restrictions.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the periods ended September 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Other related party transactions

A company owned by an officer of a subsidiary of BFI provides transportation services to the Company.  Total charges of $729 and $1,790 (2010 - $590 and $1,334) were incurred for the three and nine months ended September 30, 2011, respectively, and are recorded to operating expenses.

All related party transactions are recorded at the exchange amounts.

16.       Financial Instruments

The following table categorizes the Company’s derivative financial assets and liabilities and their fair value amounts.  Amounts are recorded as other assets or other liabilities on the Company’s condensed consolidated balance sheet.

	September 30,	December 31,
	2011	2010
	Fair Value	Fair Value
Financial assets
Derivatives not designated in a hedging relationship
Long-term - commodity swaps	$331	$548
Long-term - foreign currency exchange agreements	$414	$—

Derivatives designated in a hedging relationship
Current - commodity swaps	$1,038	$1,928
Long-term - commodity swaps	$152	$1,325
Long-term - interest rate swaps	$—	$2,891

Financial liabilities
Derivatives not designated in a hedging relationship
Current - interest rate swaps	$2,409	$6,091
Long-term - interest rate swaps	$2,779	$1,391

Derivatives designated in a hedging relationship
Current - interest rate swaps	$2,123	$—

The following table outlines the hierarchical measurement categories for the fair value of various financial assets and liabilities at September 30, 2011:

	Quoted prices
	in active	Significant
	markets for	other	Significant
	identical	observable	unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash and cash equivalents	$16,876	$—	$—	$16,876
Funded landfill post-closure costs	$8,929	$—	$—	$8,929
Other assets - commodity swaps (designated in a hedging relationship)	$—	$—	$1,190	$1,190
Other assets - commodity swaps	$—	$—	$331	$331
Other assets - foreign currency exchange agreements	$—	$414	$—	$414
Other liabilities - interest rate swaps	$—	$(7,311)	$—	$(7,311)
	$25,805	$(6,897)	$1,521	$20,429

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the periods ended September 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

December 31, 2010

	Quoted prices	Significant
	in active	other	Significant
	markets for	observable	unobservable
	identical assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash and cash equivalents	$13,406	$—	$—	$13,406
Funded landfill post-closure costs	$8,949	$—	$—	$8,949
Other assets - commodity swaps (designated in a hedging relationship)	$—	$—	$3,253	$3,253
Other assets - commodity swaps	$—	$—	$548	$548
Other assets - interest rate swaps (designated in a hedging relationship)	$—	$2,891	$—	$2,891
Other liabilities - interest rate swaps	$—	$(7,482)	$—	$(7,482)
	$22,355	$(4,591)	$3,801	$21,565

The following table outlines the change in fair value for Level 3 fair value measurements for the three and nine month periods ended September 30, 2011 and 2010:

	Three months ended September 30
Significant unobservable inputs (Level 3)	2011	2010

Balance, beginning of period	$5,988	$(420)
Realized gains (losses) included in the statement of operations, during the period	311	(22)
Unrealized gains (losses) included in the statement of operations, during the period	(579)	246
Unrealized gains (losses) included in accumulated other comprehensive loss, during the period	(3,856)	1,794
Settlements	(311)	22
Foreign currency translation adjustment	(32)	5
Balance, end of period	$1,521	$1,625

	Nine months ended September 30
Significant unobservable inputs (Level 3)	2011	2010

Balance, beginning of year	$3,801	$2,344
Realized gains (losses) included in the statement of operations, during the period	854	(50)
Unrealized losses included in the statement of operations, during the period	(206)	(321)
Unrealized losses included in accumulated other comprehensive loss, during the period	(2,063)	(409)
Settlements	(854)	50
Foreign currency translation adjustment	(11)	11
Balance, end of period	$1,521	$1,625

Fair value

Funded landfill post-closure costs are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills.  The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the periods ended September 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company’s interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts.  The Company verifies the reasonableness of these quotes at each financial statement date using similar quotes from another financial institution.  In addition, the Company employs a third party, who is not a counter-party, to independently value the interest rate swaps and uses all of this information to derive its fair value estimates.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The fair values of commodity swaps are determined applying a discounted cash flow methodology.  This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions and the U.S. Department of Treasury are the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively.

The Company’s foreign currency exchange agreements are recorded at their estimated fair values based on quotes received from the financial institution that the Company entered into the agreement with.  The Company verifies the reasonableness of the quotes by comparing them to the period end foreign currency exchange rate plus a forward premium.  The use of different assumptions and or estimation methods could result in differing fair values which the Company believes would not be material.

Hedge accounting

The Company has designated certain commodity and interest rate swaps as cash flow hedges. The following tables outline changes in the fair value of commodity and interest rate swaps designated as cash flow hedges and their impact on other comprehensive income or loss, net of the related income tax effect, for the three and nine months ended September 30, 2011 and 2010.

	Three months ended September 30
	2011	2010

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive (loss) income, interest rate swaps	$(1,708)	$—
Other comprehensive (loss) income, commodity swaps	(3,059)	1,241
Total other comprehensive income, net of income tax	$(4,767)	$1,241

	Nine months ended September 30
	2011	2010

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive (loss) income, interest rate swaps	$(3,180)	$—
Other comprehensive (loss) income, commodity swaps	(3,160)	(98)
Total other comprehensive income, net of income tax	$(6,340)	$(98)

The Company measures and records any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased.  Gains or losses are reclassified to operating expenses as diesel fuel is consumed.  The estimated net amount of the unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is $1,038 (December 31, 2010 - $1,928).  The timing of actual amounts reclassified to net income is dependent on future movements in diesel fuel prices.

The Company measures and records any ineffectiveness on interest rate swaps using regression analysis.  Interest rate swaps are settled quarterly, consistent with the Company’s obligation to pay interest on its U.S. credit facility. Gains or losses arising from interest rate swaps are reclassified to interest expense upon settlement. The estimated net amount of the unrealized gains on interest rate swaps expected to be reclassified to earnings within the next twelve months is $2,123 (December 31, 2010 - $1,145). However, the actual amount reclassified to net income is dependent on future movements in interest rates.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the periods ended September 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Interest rate, commodity swaps and foreign currency exchange agreements

The Company is subject to credit risk on certain interest rate, commodity swaps and foreign currency exchange agreements (collectively the “agreements”).  The Company has entered into interest rate swaps as a condition of its U.S. long-term credit facility which requires it to fix a portion of its variable rate interest charged on borrowings under the facility.  Some interest rate swaps have been designated for hedge accounting.  In addition, the Company has entered into commodity swaps for a portion of diesel fuel consumed in its Canadian and U.S. operations.  Finally, the Company has entered into foreign currency exchange agreements to mitigate the risk of foreign currency fluctuations on dividends paid by BFI to WSI LLC, a U.S. holding company.

The Company’s corporate treasury function is responsible for arranging and approving all agreements.  Suitable counterparties identified by the Company’s treasury function are approved by the Audit Committee.  The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements.  If the counterparties’ credit rating, prepared by reputable third party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated.  The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines key terms of its agreements, fair values, counterparties and each counterparty’s most recent credit rating, and where applicable changes to the risks related to each agreement.

The Company’s maximum exposure to credit risk is equal to the fair value of interest rate and commodity swaps and foreign currency exchange agreements recorded in other assets on the Company’s condensed consolidated balance sheet.  The Company holds no collateral or other credit enhancements as security over these agreements.  The Company deems the agreements’ credit quality to be high in light of its counterparties and no amounts are either past due or impaired.  In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

The Company has entered into the following commodity and interest rate swaps as outlined in the tables below:

U.S. fuel hedges

	Notional amount
	(gallons per	Diesel rate
	month -	paid
	expressed in	(expressed
Date entered	gallons)	in dollars)	Diesel rate received variable	Effective date	Expiration date

October 2008	62,500	$3.69	Diesel fuel index	July 2009	October 2013
June 2009	335,000	$2.17	NYMEX Heating Oil Index	January 2011	December 2011
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013
May 2011	165,000	$3.01	NYMEX Heating Oil Index	June 2011	December 2011
May 2011	165,000	$3.03	NYMEX Heating Oil Index	January 2012	May 2012
May 2011	330,000	$3.01	NYMEX Heating Oil Index	June 2012	December 2012

Canadian fuel hedges

	Notional amount	Diesel rate
	(litres per month -	paid
	expressed in	(expressed
Date entered	litres)	in C$'s)	Diesel rate received variable	Effective date	Expiration date

September 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
September 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
October 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
May 2011	300,000	$0.77	NYMEX Heating Oil Index	July 2011	December 2011
May 2011	625,000	$0.77	NYMEX Heating Oil Index	January 2012	June 2012
May 2011	950,000	$0.78	NYMEX Heating Oil Index	July 2012	December 2012

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the periods ended September 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Interest rate swaps

		Fixed interest
		rate paid (plus	Variable
	Notional	applicable	interest rate
Date entered	amount	margin)	received	Effective date	Expiration date

April 2005	$25,000	4.73%	0.25%	October 2007	October 2011
September 2007	$50,000	4.79%	0.25%	October 2007	October 2011
September 2007	$35,000	4.89%	0.25%	October 2007	October 2012
March 2009	$10,000	1.72%	0.25%	March 2009	January 2012
October 2010	$160,000	1.07%	0.22%	November 2010	July 2014
March 2011	$60,000	1.61%	0.22%	April 2011	July 2014
June 2011	$30,000	1.13%	0.22%	July 2011	July 2014

The Company has entered into the following foreign currency exchange agreements:

Foreign exchange currency agreements

		Foreign
	U.S. dollars	currency
Date entered	purchased	exchange rate	Effective date

January 2011	$4,215	$0.9965	October 14, 2011
January 2011	$4,200	$0.9999	January 13, 2012

The contractual maturities of the Company’s derivatives are as follows:

September 30, 2011

		Payments due
		Less than 1
	Total	year	1-3 years	4-5 years	After 5 years

Derivative
Interest rate swaps	$8,424	$4,123	$4,301	$—	$—
Commodity swaps	$313	$150	$163	$—	$—
Foreign currency exchange agreements	$8,415	$8,415	$—	$—	$—

Unrealized amounts recorded to net gain on financial instruments for the three and nine months ended September 30, 2011 are as follows:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010

Net (gain) loss on financial instruments
Funded landfill post-closure costs	$(28)	$(19)	$(56)	$(7)
Interest rate swaps	(1,258)	(1,233)	(3,593)	(3,562)
Fuel hedges	579	(246)	206	321
Foreign currency exchange agreements	(821)	—	(440)	—
	$(1,528)	$(1,498)	$(3,883)	$(3,248)

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the periods ended September 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

17.       Income Taxes

The components of domestic and foreign income before income taxes and net loss from equity accounted investee and domestic and foreign income taxes are as follows:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Income before income taxes and net loss from equity accounted investee
Canada	$43,288	$23,287	$101,096	$57,073
U.S.	19,177	14,736	58,337	41,234
	$62,465	$38,023	$159,433	$98,307
Current income tax expense
Canada	$12,871	$11,180	$35,319	$25,482
U.S.	858	476	3,105	2,367
	13,729	11,656	38,424	27,849
Deferred income tax (recovery) expense
Canada	(1,985)	(3,031)	(7,351)	(5,926)
U.S.	10,342	5,387	28,250	15,782
	8,357	2,356	20,899	9,856
Total income tax expense	$22,086	$14,012	$59,323	$37,705

The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense.  The Company has no material uncertain tax positions.  Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil at September 30, 2011 and 2010.

The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions.  Tax years open to audit range from 2000 to 2010 in Canada and from 1997 to 2010 in the U.S.

18.       Segmented Reporting

The Company carries on business through three separate geographic segments: Canada, the U.S. south and the U.S. northeast.  The business segments are vertically integrated and include the collection and disposal of waste and recyclable products, transfer station operations, material recovery facilities, landfills and landfill gas to energy facilities.  The geographic location of each business segment limits the volume and number of transactions between them.

The Company elected to exclude corporate costs in the determination of each business segment’s performance.  Corporate costs include certain executive costs, legal, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources and other administrative support function costs.  Corporate costs also include transaction and related costs and fair value changes for stock options.

The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies (Note 4).  The Company evaluates segment performance based on revenues, less operating and selling, general and administration expenses.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the periods ended September 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Revenues
Canada	$203,350	$184,765	$572,004	$402,557
U.S. south	190,537	162,342	537,889	343,548
U.S. northeast	96,635	89,155	272,991	253,781
Corporate	—	—	—	—
	$490,522	$436,262	$1,382,884	$999,886

Revenues less operating and selling, general and administration expenses
Canada	$75,855	$67,973	$211,824	$154,578
U.S. south	53,784	46,602	157,556	97,546
U.S. northeast	24,468	25,231	69,316	71,383
Corporate	(9,497)	(18,320)	(37,018)	(45,012)
	$144,610	$121,486	$401,678	$278,495

Amortization
Canada	$26,075	$23,550	$75,371	$53,659
U.S. south	27,115	21,936	75,093	45,736
U.S. northeast	15,302	15,154	45,708	43,094
Corporate	916	2,150	2,522	2,914
	$69,408	$62,790	$198,694	$145,403

Restructuring expenses	$73	$3,792	$1,198	$3,792
Net gain on sale of capital assets	$(1,092)	$50	$(2,871)	$(381)

Operating income	$76,221	$54,854	$204,657	$129,681

	September 30, 2011
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$364,741	$343,088	$412,244	$—	$1,120,073
Capital assets	$289,734	$361,779	$103,406	$8,833	$763,752
Landfill assets	$220,377	$393,763	$339,746	$—	$953,886
Total Assets	$1,134,509	$1,301,485	$955,402	$40,661	$3,432,057

	December 31, 2010
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$378,884	$297,078	$405,906	$—	$1,081,868
Capital assets	$306,744	$339,629	$102,040	$9,874	$758,287
Landfill assets	$236,855	$396,450	$342,386	$—	$975,691
Total Assets	$1,195,747	$1,208,450	$954,029	$32,261	$3,390,487

19.       Guarantees

In the normal course of business, the Company enters into agreements that meet the definition of a guarantee.

The Company’s primary guarantees are as follows:

The Company has provided indemnities under lease agreements for the use of various operating facilities.  Under the terms of these agreements the Company agrees to indemnify the counterparties for various items including, but not limited to, all liabilities, loss, suits, damage and existence of hazardous substances arising during, on or after the term of the agreement.  Changes in environmental laws or in the interpretation thereof may require the Company to compensate the counterparties.  The maximum amount of any potential future payment cannot be reasonably estimated.  These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2011 and 2021.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the periods ended September 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Indemnity has been provided to all directors and officers of the Company and its subsidiaries for various items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions.  The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions.  The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company or its subsidiaries.  The maximum amount of any potential future payment cannot be reasonably estimated.

The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for their disposal at third party landfills.  Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances.  Changes in environmental laws or in their interpretation may require the Company to compensate or be compensated by the counterparties.  The term of the indemnity is not explicitly defined and the maximum amount of any potential future reimbursement or payment cannot be reasonably estimated.

Certain of the Company’s landfills have Host Community Agreements (“HCA”) between the Company and the towns, municipalities or cities in which the landfills operate.  The Company has agreed to guarantee the market value of certain homeowners’ properties within a certain distance of the landfills based on a Property Value Protection Program (“PVPP”) incorporated into the HCA. Under the PVPP, the Company would be responsible for the difference between the sale value and the hypothetical market value of the homeowners’ properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees, but does not believe it would have a material effect on the Company’s financial position or results of operations.  As of September 30, 2011, the Company has not been required to compensate any homeowner under the PVPP.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements.  These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction.  The terms of these indemnities are not explicitly defined and the maximum amount of any potential reimbursement cannot be reasonably estimated.

The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulty in assessing the amount of liability which stems from the unpredictability of future events and the unlimited coverage offered to counterparties.  Historically, the Company and its predecessor have not made any significant payments under these or similar indemnification agreements and therefore no amount has been accrued in the condensed consolidated balance sheet with respect to these agreements.

The Company has been indemnified for various environmental and real property and other matters, including taxes and various other items that existed on or prior to June 30, 2000.  The term and potential reimbursement varies with the matter indemnified.

20.       Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes.  Operating expenses to service and dispose of higher waste volumes also increases commensurate with the rise or fall in revenues.